File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SUPPL

04 MAR 26 AM 7:21

SCA

Date	25 March 2004
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (Inclusive)	4

04010921

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA acquires hygiene companies in Australia and New Zealand**" Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist

Margareta Hed
/ Margareta Hed

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Encl.

dlw 3/29

PRESS RELEASE

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

SCA acquires hygiene companies in Australia and New Zealand

As part of SCA's plan to successively globalize its hygiene products operations, it today acquired the leading tissue company on the Australian and New Zealand markets.

SCA has acquired the tissue and fluff operations of the New Zealand company Carter Holt Harvey for a purchase price on a debt-free basis of SEK 5 billion (AUD 890 M). The purchase price also includes acquisition of the seller's 50% interest in Sancella, a company owned jointly with SCA. The combined business has operations in Australia as well as New Zealand, and in 2003 posted sales of about SEK 3.7 billion. After the acquisition, SCA's sales outside Europe in the hygiene products area will amount to about 30%, of which SCA Hygiene Growth Markets accounts for about 15%.

The value of the combined tissue markets in Australia and New Zealand amounts to nearly SEK 9 billion, of which 72% is attributable to consumer tissue and 28% to products for the AFH market. Market growth during the past ten years amounts to about 3% annually. The tissue production capacity of the acquired units is 130,000 tons, of which 30,000 tons is TAD (Through Air Dried) grade. A substantial portion of fiber raw material is secured from the acquired unit's own production unit for CTMP pulp with a capacity of 50,000 tons. All production is converted in the businesses' own facilities and sales are made under its own brands. The company is the market leader in tissue in Australia (35%) and New Zealand (63%). The company's Sorbent and Purex brands have built up a strong market position over the 50 years they have operated in Australia and New Zealand. With regard to baby diapers, production and sales are carried out in New Zealand, where the market share is 56%. The value of Australia and New Zealand's combined baby diaper markets amounts to SEK 3.3 billion, with New Zealand accounting for SEK 0.5 billion.

Sancella was established 25 years ago as a joint venture for the markets in Australia and New Zealand, at that time with Bowater-Scott as partner. Today, the company produces feminine hygiene and incontinence products. In the feminine hygiene market Sancella has a 37% market share in Australia and a 30% market share in New Zealand. In the incontinence area, the company is the market leader in Australia, with a market share of 45%, while in New Zealand it

PRESS RELEASE

File No 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

SCA

is ranked second. All Sancella's sales go through a combined organisation together with the tissue operations.

In order to increase overall competitiveness and profitability, SCA will continue the current business focus on increasing efficiency and with the support of technology transfer from the Group's other tissue operations to intensify efforts within product development. The total purchase price corresponds to 8.4 times operating surplus (EBITDA), based on earnings in 2003. The acquisition is estimated to yield a CVA index of about 1.2 and as a result exceeds SCA's yield requirement by at least 20%. The transaction is considered to have a marginal positive effect on the Group's earnings per share during the first 12 months. The Group's long term goal for cash flow from current operations is expected to increase by SEK 2 per share, corresponding to an increase of 5% based on the assumptions of a dept/equity ratio of 0.7 (the goal for SCAs dept/equity ratio). The preliminary acquisition balance indicates that the goodwill will amount to about SEK 2 billion. The acquisition requires approval by the relevant authorities in Australia and New Zealand and is expected to be completed in mid May.

Don Matthews, currently head of the acquired business, will continue to lead the operations and remain based in Melbourne, Australia. He will report to Scott Jungles, President of SCA Hygiene Growth Markets.

Stockholm 25 March 2004
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:
Jan Åström, President and CEO. Phone +46 70-586 07 01.
Michael Bertorp, Executive Vice President. Phone +46 70-590 51 22.
Peter Nyquist, Senior Vice President Communications and Investor Relations.
Phone +46 70-575 29 06.

PRESS RELEASE

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

SCA

Telephone conference

Due to this acquisition a telephone conference will be held on 25 March 2004, at 15:00 CET. To participate, please call the number below at least 5 minutes prior to the conference call.
The slide presentation will be available at www.sca.com.

Dial-in number UK:	+44 (0) 207 162 0182	quote: SCA
Dial-in number US:	+1 334 420 4950	quote: SCA
Dial-in number Sweden:	+46 (0) 850 520 114	quote: SCA
Dial-in number Australia and New Zealand:	+613 9221 4420	quote: SCA